United States securities and exchange commission logo





                            October 19, 2020

       Mark Zagorski
       Chief Executive Officer
       DoubleVerify Holdings, Inc.
       233 Spring Street
       New York, NY 10013

                                                        Re: DoubleVerify
Holdings, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted September
22, 2020
                                                            CIK No. 0001819928

       Dear Mr. Zagorski:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Form DRS submitted September 22, 2020

       Prospectus Summary, page 1

   1.                                                   You describe yourself
as a provider of a    leading software platform for digital media
                                                        measurement and
analytics.    Please provide the basis for your characterization that you have a leading software
platform and describe how this leadership is defined and/or
                                                        determined. For
example, it is not clear whether you are basing your leadership on objective criteria such
as market share based on revenues for competing software
                                                        platforms in your
market category.
 Mark Zagorski
FirstName LastNameMark
DoubleVerify  Holdings, Inc.Zagorski
Comapany
October 19,NameDoubleVerify
            2020               Holdings, Inc.
October
Page 2 19, 2020 Page 2
FirstName LastName
Management   s Discussion and Analysis of Financial Condition and Results or
Operations
Components of Our Results of Operations, page 51

2. You describe your platform as being used to verify or analyze a variety of different channels, formats, and media devices. Please discuss any trends in revenues you have generated from the various channels, formats or media devices. For example, please clarify if any channel predominates and if you have derived a material amount of revenue from new channels such as CTV video ads or mobile video ads.
Results of Operations, page 53

3. Please revise your disclosures to provide a quantitative and qualitative analysis of how your advertising revenues are impacted each period by the volume of purchased digital ads and the average cost per thousand impressions ("CPM") that you measure. This appears to be important and material information necessary to understanding your business and results of operations. We refer you to Item 303(a)(3)(iii) of Regulation S-K and Sections III.D of SEC Release 33-6835.
4. You disclose that total revenue increased by $78.4 million primarily due to $26.8 million of growth in Advertiser Programmatic revenue from existing services, $19.8 million from the launch of Authentic Brand Safety at the end of 2018 and $14.2 million of growth from
         Advertiser Direct revenue from increased adoption of your services on social media platforms. Please revise to explain in greater detail why your Advertiser Direct revenue and Supply-Side Customer revenue increased during the periods presented. In this respect, your disclosures do not appear to explain approximately $17.6 million of the increase in your total revenues.
Critical Accounting Policies and Estimates
Fair Value of Common Stock, page 61

5. We note from your disclosures on page F-39 that 12,044,940 stock options and 4,050,443 restricted stock units were granted during fiscal 2020. Please tell us the estimated fair value of your common stock at each grant date after January 1, 2020 through the date of the filing.
Business
Integration and Channel Partnerships , page 71

6. Please clarify the amount of revenue you generate through your programmatic partners and describe your agreements with them. We note that two programmatic partners facilitate payments exceeding 10% of your revenue. Please advise us whether you are substantially dependent on these partners, pursuant to Item 601(b)(10) of Regulation S-K.
 Mark Zagorski
FirstName LastNameMark
DoubleVerify  Holdings, Inc.Zagorski
Comapany
October 19,NameDoubleVerify
            2020               Holdings, Inc.
October
Page 3 19, 2020 Page 3
FirstName LastName
Certifications and Accreditations, page 74

7. Please provide more detail as to how the certifications and accreditations from the
         Media Rating Council and other bodies relate to your solutions and business model.
         Please describe the industry standards that you must adhere to and are auditing.
Regulatory Matters, page 76

8. You reference new laws enacted in the United States, Europe and Brazil that may affect your business model. Please expand this section or your regulatory risk factors to discuss all material laws that regulate or limit your business. Management, page 77

9. You indicate that Providence Investor has nomination rights for six of your eight board members under the Existing Stockholders Agreement and that you will enter into a New
         Stockholders Agreement prior to the completion of the offering. Please identify all board members that have been nominated by Providence Investors or any other stockholder pursuant to rights under the stockholders agreements.
Executive Compensation, page 83

10. We note that you entered into a separation agreement with your former CEO Wayne
         Gattinella in February 2020. Please quantify the termination payments paid and stock options issued to Mr. Gattinella under this agreement. Further, please quantify the dollar amount of cash that you will pay Mr. Gattinella to repurchase his oustanding stock options by October 27, 2020.
Certain Relationships and Related Party Transactions, page 94

11. Please identify the other parties to the Registration Rights Agreement that are related parties pursuant to Item 404(a) of Regulation S-K.
Corporate Opportunities, page 102

12. On pages 32 and 102, you reference your corporate opportunities provision of your certificate that will not obligate Providence Investor or their respective affiliates from pursuing such opportunities without first offering them to you until they were directed to do so in writing. Please clarify whether this provision will be terminated automatically if
         Providence Investor no longer has a certain level of beneficial ownership. Further, please clarify whether Providence Investor has any portfolio companies that would be considered direct competitors to you in ad verification or software services. Description of Certain Indebtedness, page 105

13. You disclose that you will enter into a New Revolving Credit Facility in 2020. Please expand your disclosure to describe the material terms of this new credit facility when they
 Mark Zagorski
DoubleVerify Holdings, Inc.
October 19, 2020
Page 4
         are available. Further, since you disclose that the New Revolving Credit Facility will be paid in full at the close of the IPO, please clarify whether this new credit facility will be available for further borrowings in the future or if it will be replaced or terminated shortly after the IPO.
Note 2. Basis of Presentation and Summary of Significant Accounting Policies Revenue Recognition, page F-12

14. We note that for Advertiser Direct revenue, advertisers are provided access to the
         Company's platform through the Company's proprietary self-service software that provides the Company's customers with access to data on all their digital ads and enables them to make changes to their ad strategies. Explain whether you directly collect the fees paid by your customers in these arrangements or whether your partners or other third-
         parties collect and remit payments from your customers. Clarify your disclosures that indicate you face heighted payment risks since media agencies pay you on behalf of multiple customers who utilize them.
15. Please clarify your disclosures that indicate for those Supply-Side Customer revenues once the minimum guaranteed amount is achieved, any excess is recognized as earned based on a tiered pricing structure. Tell us whether the excess is recognized over time or at a point in time.
16. You disclose that revenue is recognized either over time or at a point in time, as the
         Company is providing services that the customer is continuously consuming and receiving benefit from or upon completion of the service. Please revise your revenue recognition policy to clarify the particular service arrangements that are recognized over time verses at a point in time. Explain in greater detail your disclosures that indicate for those arrangements recognized over time, the Company utilizes an output method, based on the volume of impressions processed.
Stock-Based Compensation, page F-17

17. Please clarify your disclosures that indicate certain grants of stock options to executives contain a performance based vesting condition, whereby the award will vest upon the
         Company receiving cash amounts in excess of a predefined multiple of the initial investment amount of its majority owner.
Note 3. Business Combinations, page F-20

18. We note that you completed several acquisitions during fiscal 2019 and 2018. Please tell
FirstName LastNameMark Zagorski
       us your consideration of disclosing a description of the qualitative factors that make up the
Comapany    NameDoubleVerify
       goodwill recognized suchHoldings, Inc.synergies from the business combinations. We as expected
Octoberrefer
         19, you
             2020toPage
                    ASC4805-30-50-1.
FirstName LastName
 Mark Zagorski
FirstName LastNameMark
DoubleVerify  Holdings, Inc.Zagorski
Comapany
October 19,NameDoubleVerify
            2020               Holdings, Inc.
October
Page 5 19, 2020 Page 5
FirstName LastName
Note 8. Income Tax, page F-30

19. We note that you are subject to taxation in, and to the tax laws and regulations of, multiple jurisdictions as a result of the international scope of your operations and your corporate entity structure. Please tell us your consideration of providing a description of the tax years that remain subject to examination for foreign jurisdictions. We refer you to ASC
         740-10-50-15.
General

20. Please identify your underwriters in your next submission or filing. You may contact Morgan Youngwood, Senior Staff Accountant, at (202)
551-3479 or
Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff
Attorney, at (202) 551-3297 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology
cc:      Morgan J. Hayes, Esq.